                                                                    EXHIBIT 99.1

                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1999             1998
                                                              -------------    ------------
                                                               (UNAUDITED)        (NOTE)
ASSETS:
Investment in Globalstar, L.P...............................    $     --         $     --
                                                                --------         --------
Total assets................................................    $     --         $     --
                                                                ========         ========
PARTNERS' CAPITAL:
Partners' Capital:
  Partnership interests (18,000 interests outstanding)......    $     --         $     --
                                                                --------         --------
Total partners' capital.....................................    $     --         $     --
                                                                ========         ========

NOTE: The December 31, 1998 balance sheet has been derived from audited financial statements at that date.

                     See notes to condensed balance sheets.
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                    LORAL/QUALCOMM SATELLITE SERVICES, L.P.
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                       NOTES TO CONDENSED BALANCE SHEETS

1. The unaudited interim financial information as of September 30, 1999 has been prepared on the same basis as the audited balance sheets. In the opinion of management, such unaudited information includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position for the interim period presented.

2. ORGANIZATION AND BACKGROUND

     Loral/Qualcomm Satellite Services, L.P. ("LQSS") was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/Qualcomm Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("Qualcomm").

     LQSS's only activity is acting as the managing general partner of Globalstar, L.P. ("Globalstar"), a development stage limited partnership, which was founded to design, construct and operate a worldwide, low-earth orbit satellite-based wireless digital telecommunications system (the "Globalstar(TM) System"). The Globalstar System's world-wide coverage is designed to enable its service providers to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by existing or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. At September 30, 1999, LQSS held a 30.9% interest in Globalstar's outstanding ordinary partnership interests.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar using the equity method of accounting. Under this method, LQSS recognizes its allocated share of Globalstar's net loss, for each period since its initial investment in March 1994. The difference between LQSS's initial investment in Globalstar and its interest in Globalstar's ordinary partnership capital, at that time, is attributable to certain intangible assets contributed to Globalstar for development of the Globalstar System; this difference will be accreted by LQSS on a ratable basis upon Globalstar's commencement of commercial services. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses, and will recognize a liability as a result of its general partner status in Globalstar only in the event that Globalstar's losses result in an aggregate ordinary partners' capital deficiency. At September 30, 1999, suspended losses representing LQSS's unrecognized equity in Globalstar's net losses aggregated approximately $150,827,000.

4. INVESTMENT IN GLOBALSTAR

     On January 21, 1999, Globalstar sold to GTL $350 million face amount of 8% redeemable preferred partnership interests ("8% RPPI's") in connection with GTL's offering of $350 million of 8% Convertible Redeemable Preferred Stock due 2011 (the "Preferred Stock"). Conversion of the 8% RPPIs would result in the issuance of 3,762,368 interests, subject to adjustment for certain antidilution events.

     In August 1999, Globalstar issued Loral and certain subsidiaries of Loral warrants to purchase an aggregate of 3,450,000 Globalstar partnership interests at an exercise price of $91.00 per partnership interest. The warrants were issued in consideration for the guarantee by Loral and such subsidiaries under a $500 million credit agreement entered into by Globalstar. Assuming all reserved interests had been issued at September 30, 1999, and the assumed exercise of outstanding options and warrants into 6.5 million Globalstar ordinary partnership interests, LQSS's direct interest in Globalstar's ordinary partnership interests would have decreased to 26.3%.